Mail Stop 3561

July 10, 2008

Yuchuan Liu, Chief Executive Officer
Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

> **Re:** **Sino Gas International Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 26, 2008**
> **File No. 333-147998**

Dear Mr. Liu:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. We note your response to comment one in our letters dated February 12 and June 17, 2008 and your revisions to the fee table on the cover page of the registration statement. We re-issue our prior comment because it relates to the cover page of your prospectus. The closing price for your common stock disclosed in the third paragraph on the cover of your prospectus is as of December 7, 2007, which is more than six months old. Please update the closing price of your common stock on the cover of your prospectus so that it reflects the closing price as of a current date. Also, please generally ensure that your prospectus reflects information as of a current date; in this regard, we note several references to information that is as of May 21st, such as your market price information on page 15 and your principal stockholders table on page 66.

***

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jiannan Zhang, Esq.
    Cadwalader, Wickersham & Taft LLP